Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollars in thousands)	2007	2006	2007	2006
Earnings: Income before provision for income taxes	$ 78,722	$145,696	$ 96,036	$ 526,264
Interest expense	303,014	292,614	897,207	825,987
Implicit interest in rents	5,459	5,062	16,138	15,032
Total earnings	$387,195	$443,372	$1,009,381	$1,367,283
Fixed charges: Interest expense	$303,014	$292,614	$ 897,207	$ 825,987
Implicit interest in rents	5,459	5,062	16,138	15,032
Total fixed charges	$308,473	$297,676	$ 913,345	$ 841,019
Ratio of earnings to fixed charges	1.26	1.49	1.11	1.63

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